                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT
                   Pursuant to Section 15(d) of
               The Securities Exchange Act of 1934

               For the year ended December 31, 1995
               and for the period March 1, 1994 to
                        December 31, 1994
                  Commission File Number 1-4166

                       FRONTIER CORPORATION
                            EMPLOYEES'
                     RETIREMENT SAVINGS PLAN
                       (Full name of plan)

                       FRONTIER CORPORATION
                  (Name of issuer of securities
                    held pursuant to the plan)

                     180 South Clinton Avenue
                 Rochester, New York  14646-0700
             (Address of principal executive offices)

                       REQUIRED INFORMATION

In accordance with the applicable provisions of Article 6A of Regulation S-X, the following financial statements are filed as part of this Report.

         Report of Independent Accountants
         Statements of Net Assets Available for Benefits with
          Fund information at December 31, 1995 and 1994
         Statement of Changes in Net Assets Available for Benefits
          with Fund Information for the year ended December 31, 1995 Notes to Financial Statements
         Schedule of Assets Held for Investment
         Schedule of Reportable Transactions

The following exhibit is filed as part of this Report.

         Consent of Independent Accountants

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
  Financial Statements
  For the year ended December 31, 1995
   and for the period March 1, 1994 to
   December 31, 1994

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
Index to Financial Statements                                  Page 1
- ----------------------------------------------------------------------

Report of Independent Accountants                              Page 2


Statements of Net Assets Available for Benefits with
Fund Information at December 31, 1995 and 1994                 Pages 3 - 4


Statement of Changes in Net Assets Available for Benefits
with Fund Information for the year ended December 31, 1995      Page 5


Notes to Financial Statements                                   Pages 6 - 9


Schedule of Assets Held for Investment                          Schedule I


Schedule of Reportable Transactions                             Schedule II

              Report of Independent Accountants


      April 5, 1996

      To the Participants and Administrator of the Frontier Corporation Employees' Retirement
      Savings Plan


      In our opinion, the accompanying statements of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Frontier
      Corporation Employees' Retirement Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.
      These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement
      Income Security Act of 1974 ("ERISA"). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

      /s/ Price Waterhouse LLP

      PRICE WATERHOUSE LLP

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR
BENEFITS WITH FUND INFORMATION
                                                           December 31, 1995
                                        ---------------------------------------------------------
                                        Fund A     Fund B      Fund C       Fund D      Fund E
Assets
  Investments, at fair value:
   Cash                                                                  $    279,621
   Registered investment companies -
       Putnam Income Fund             $10,440,252
       Putnam Global Growth Fund                  $10,331,789
       Putnam Voyager Fund                                    $19,464,217
       Laurel S & P 500 Index Fund                                                    $11,579,483
   Frontier Corporation Common Stock
   Other assets
   Participant loans

  Investments, at contract value:
   Principal Mutual Life Insurance Company                                  4,924,240
   New York Life Insurance Company                                          6,073,385
   Prudential Insurance Company of America                                  6,502,977
   John Hancock Mutual Life Insurance Company                               8,804,135
   Metropolitan Life Insurance Company                                      4,093,332
   CNA Life Insurance Company                                               1,830,665
   Peoples Security Life Insurance Company                                  4,753,057
   Allstate Life Insurance Company                                          2,487,474
                                       ----------  ----------  ----------  ----------  ----------
    Total investments                  10,440,252  10,331,789  19,464,217  39,748,886  11,579,483
                                       ----------  ----------  ----------  ----------  ----------

  Receivables:
   Participants' contributions
   Employer's contributions

    Total receivables

    Total assets                       10,440,252  10,331,789  19,464,217  39,748,886  11,579,483
                                       ----------  ----------  ----------  ----------  ----------

Net assets available
for benefits                          $10,440,252 $10,331,789 $19,464,217 $39,748,886 $11,579,483
                                      =========== =========== =========== =========== ===========

The accompanying notes are an integral part of these financial statements.

STATEMENT OF NET ASSETS AVAILABLE FOR
BENEFITS WITH FUND INFORMATION
(cont'd.)
                                                                December 31, 1995
                                           ---------------------------------------------------------
                                                               Participant
                                             Fund F      Fund G    Loans         Other        Total
Assets
  Investments, at fair value:
   Cash                                                                                 $   279,621
   Registered investment companies -
       Putnam Income Fund                                                                10,440,252
       Putnam Global Growth Fund                                                         10,331,789
       Putnam Voyager Fund                                                               19,464,217
       Laurel S & P 500 Index Fund                                                       11,579,483
       Frontier Corporation Common Stock  $47,097,500                                    47,097,500
   Other assets                                       $ 52,102                               52,102
   Participant loans                                             $4,845,436               4,845,436

  Investments, at contract value:
   Principal Mutual Life Insurance Company                                                4,924,240
   New York Life Insurance Company                                                        6,073,385
   Prudential Insurance Company of America                                                6,502,977
   John Hancock Mutual Life Insurance Company                                             8,804,135
   Metropolitan Life Insurance Company                                                    4,093,332
   CNA Life Insurance Company                                                             1,830,665
   Peoples Security Life Insurance Company                                                4,753,057
   Allstate Life Insurance Company         ----------  -------    --------  ----------  -----------              2,487,474

 Total investments                         47,097,500   52,102    4,845,436             143,559,665
                                           ----------  -------    ---------  ---------  -----------

  Receivables:
   Participants' contributions                                              $  801,656      801,656
   Employer's contributions                                                    655,619      655,619
                                                                             ---------   ----------
     Total receivables                                                       1,457,275    1,457,275
                                                                             ---------   ----------
     Total assets                          47,097,500   52,102    4,845,436  1,457,275  145,016,940
                                           ----------  -------    ---------  ---------  -----------

Net assets available for benefits         $47,097,500  $52,102   $4,845,436 $1,457,275 $145,016,940
                                           ==========  =======    =========  =========  ===========

The accompanying notes are an integral part of these financial statements.

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                       December 31, 1994
                                  --------------------------------------------------------------
                                    Fund A         Fund B      Fund C       Fund D      Fund E
Assets
 Investments, at fair value:
   Cash                                                                    $  255,484
   Registered investment companies -
   Putnam Income Fund              $8,725,734
      Putnam Global Growth Fund                   $8,117,281
      Putnam Voyager Fund                                     $10,507,588
      Laurel S & P 500 Index Fund                                                      $6,852,588
   Frontier Corporation Common Stock
   Participant loans

Investments, at contract value:
   Principal Mutual Life Insurance Company                                  5,476,389
   New York Life Insurance Company                                          5,895,273
   Prudential Insurance Company of America                                  6,222,976
   John Hancock Mutual Life Insurance Company                              12,297,770
   Metropolitan Life Insurance Company                                      3,979,749
   CNA Life Insurance Company                                               1,055,269
   Peoples Security Life Insurance Company                                  2,180,306
   Receivable from other plans                                                634,616
                                    ---------      ---------   ----------  ----------   ---------
     Total investments              8,725,734      8,117,281   10,507,588  37,997,832   6,852,588
                                    ---------      ---------   ----------  -----------  ---------
     Total assets                   8,725,734      8,117,281   10,507,588  37,997,832   6,852,588
                                    ---------      ---------   ----------  -----------  ---------

Net assets available for benefits  $8,725,734     $8,117,281   $10,507,588 $37,997,832 $6,852,588
                                    =========      =========    ==========  ==========  =========

The accompanying notes are an integral part of these financial statements.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
(cont'd.)
                                                      December 31, 1994
                                      ---------------------------------------
                                                     Participant
                                        Fund F          Loans         Total
Assets
 Investments, at fair value:
   Cash                                                          $    255,484
   Registered investment companies -
   Putnam Income Fund                                               8,725,734
      Putnam Global Growth Fund                                     8,117,281
      Putnam Voyager Fund                                          10,507,588
      Laurel S & P 500 Index Fund                                   6,852,588
   Frontier Corporation Common Stock  $29,103,993                  29,103,993
   Participant loans                                $4,217,052      4,217,052
   Investments, at contract value:
   Principal Mutual Life Insurance Company                          5,476,389
   New York Life Insurance Company                                  5,895,273
   Prudential Insurance Company of America                          6,222,976
   John Hancock Mutual Life Insurance Company                      12,297,770
   Metropolitan Life Insurance Company                              3,979,749
   CNA Life Insurance Company                                       1,055,269
   Peoples Security Life Insurance Company                          2,180,306
   Receivable from other plans                                        634,616
                                       ----------    ---------    -----------
     Total investments                 29,103,993    4,217,052    105,522,068
                                       ----------    ---------    -----------
     Total assets                      29,103,993    4,217,052    105,522,068
                                       ----------    ---------    -----------

Net assets available for benefits     $29,103,993   $4,217,052   $105,522,068
                                      ===========   ==========   ============

The accompanying notes are an integral part of these financial statements.

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                       Year ended December 31, 1995
                                      -----------------------------------------------------------------

                                         Fund A         Fund B      Fund C      Fund D        Fund E
Additions
Additions to net assets attributed to:
  Investment income -
     Interest and dividends           $  675,372    $   567,516  $ 1,020,889  $ 2,535,534    $      54
     Realized gains                       46,629         46,792      379,735                   325,091
     Net appreciation in fair value
     of investments                      916,480        407,242    2,722,664                 1,499,060
     Participant loan interest income
     Other income                          7,400          1,324        5,461       16,260        4,686
  Contributions -
  Participants' contributions          1,355,201      2,177,550    3,758,036    6,294,300    3,747,488
     Employer's contributions
                                     -----------     ----------   ----------   ----------   ----------
         Total additions               3,001,082      3,200,424    7,886,785    8,846,094    5,576,379
                                     -----------     ----------   ----------   ----------   ----------
Deductions
Deductions from net assets attributed to:
  Benefits paid to participants          885,360        929,051   1,284,869     4,822,152      921,299
  Other expense                            1,996            735       1,697         8,115        1,187
                                     -----------     ----------   ---------    ----------   ----------
         Total deductions                887,356        929,786   1,286,566     4,830,267      922,486
                                     -----------     ----------   ---------    ----------   ----------

Net increase prior to interfund
  transfers                            2,113,726      2,270,638   6,600,219     4,015,827    4,653,893
Interfund transfers                     (399,208)       (56,130)  2,356,410    (2,264,773)      73,002
                                     -----------     ----------   ---------    ----------    ---------
         Net increase                  1,714,518      2,214,508   8,956,629     1,751,054    4,726,895

Net assets available for benefits:
  Beginning of year                    8,725,734      8,117,281  10,507,588    37,997,832    6,852,588
                                     -----------     ----------   ---------    ----------    ---------

  End of year                        $10,440,252    $10,331,789 $19,464,217   $39,748,886  $11,579,483
                                     ===========    =========== ===========   ===========  ===========

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
(cont'd.)
                                                       Year ended December 31, 1995
                                      -------------------------------------------------------------
                                                              Participant
                                         Fund F     Fund G      Loans       Other         Total
Additions
Additions to net assets attributed to:
  Investment income -
     Interest and dividends           $  1,205,123                                    $  6,004,488
     Realized gains                        389,834                                       1,188,081
     Net appreciation in fair value
     of investments                     12,985,490                                      18,530,936
     Participant loan interest income                         $ 283,709                    283,709
     Other income                           37,901                7,653                     80,685
  Contributions -
  Participants' contributions            1,988,926              337,248  $   801,656    20,460,405
     Employer's contributions            3,062,766                           655,619     3,718,385
                                        ----------  --------  ---------   ----------    ----------
         Total additions                19,670,040              628,610    1,457,275    50,266,689
                                        ----------  --------  ---------   ----------    ----------
Deductions
Deductions from net assets attributed to:
  Benefits paid to participants          1,606,431              288,819                 10,737,981
  Other expense                              7,389               12,717                     33,836
                                        ----------  --------  ---------   ----------    ----------
         Total deductions                1,613,820              301,536                 10,771,817
                                        ----------  --------  ---------   ----------    ----------
Net increase prior to interfund
  transfers                             18,056,220              327,074    1,457,275    39,494,872
Interfund transfers                        (62,713)  $52,102    301,310          -0-           -0-
                                        ----------  --------  ---------   ----------    ----------
         Net increase                   17,993,507    52,102    628,384    1,457,275    39,494,872

Net assets available for benefits:
  Beginning of year                     29,103,993       -0-  4,217,052          -0-   105,522,068
                                        ----------  --------  ---------   ----------   -----------

  End of year                          $47,097,500   $52,102 $4,845,436   $1,457,275  $145,016,940
                                       ===========   ======= ==========   ==========  ============

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

The Frontier Corporation Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established by the Board of Directors of Frontier Corporation (the "Company") effective March 1, 1994. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis.

The Plan began on March 1, 1994, as a result of the merger of the following former plans: Rochester Telephone Corporation Management Investment and Savings Plan Including Management Optional Salary Treatment Plan, Rochester Telephone Corporation Subsidiary 401(k) Plan, Vista Telephone Company Retirement Savings Plan, Retirement Savings Plan Program for Rochester Telephone Corporation Subsidiary Companies, Seneca-Gorham Telephone Corporation Retirement Savings Plan, Thorntown Telephone Company 401(k) Plan, Retirement Savings Plan for Affiliated Companies of Rochester Telephone Corporation, Southland Telephone Company 401(k) Plan and Mid-Atlantic Telephone Company 401(k) Plan. The net assets of these plans were transferred into the Frontier Corporation Employees' Retirement Savings Plan as of March 1, 1994.

During Plan year end December 31, 1995, the following plans merged into the Frontier Corporation Employees' Retirement Savings Plan:
CC&S Systems Inc. 401(k) Plan, Orion Telephone Profit Sharing Plan, RCI Long Distance, New England, Inc. 401(k) Profit Sharing Plan, Illinois Group Office Workers' Retirement Plan, and the American Sharecom Savings Plan. Net assets of $11,522,740 were transferred from these plans during Plan year end December 31, 1995 and are included as participants' contributions in the statement of changes in net assets available for benefits with fund information.

The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation

Certain management and nonmanagement employees are eligible to participate in the Plan upon employment date.

Administration

The Plan is administered by the Company's Employees' Benefit
Committee whose members are appointed by the Company's Board of Directors. The Trustee of the Plan is Putnam Fiduciary Trust Company.

Funding policy

Upon enrollment in the Plan, a participant may direct contributions into any of six investment options.

   Fund A    -    Putnam Income Fund - Funds are primarily invested
                  in Corporate bonds and U.S. government and agency obligations.

   Fund B    -    Putnam Global Growth Fund - Funds are primarily
                  invested in foreign and domestic common stocks.

   Fund C    -    Putnam Voyager Fund - Funds are invested in
                  emerging growth companies and opportunity stocks.

   Fund D    -    Stable Value Fund - Funds are invested in
                  guaranteed investment contracts issued by major insurance companies. The guaranteed rates of interest ranged from 5.16% to 8.53% at December
                  31, 1995 and 1994.

   Fund E    -    Laurel S & P 500 Index Fund - Funds are primarily
                  invested in stocks that comprise the S & P 500
                  Index.

   Fund F    -    Frontier Corporation Common Stock - Funds are
                  invested in common stock of Frontier Corporation.

   Fund G    -    Pending Fund - This Fund represents a "holding"
                  fund created by Putnam Fiduciary Trust Company for funds that have been transferred in from other plans that have not yet been allocated to Funds A-F.

The shares of stock in Fund F are qualified employer securities as defined by ERISA. Each individual's investment in these funds is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each funds activity allocated to participants on a pro rata basis. Therefore the plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16%, subject to maximum contributions imposed by the Internal Revenue Code under Section 401(k).

Individual accounts which record the participants' contributions, the earnings on all contributions and the amount of the participant's interest in each fund are maintained for each participant. The participants' contributions during a month are allocated directly to their individual account when contributions are received by the Trustee. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

Employer matching contributions equal 75% of participant contributions, up to the first 6% of compensation. All employer contributions will be invested initially in the Fund F. All amounts invested in this Fund must remain for five years after which time the participant may elect to transfer the amounts to any of the other funds or retain the amounts in this Fund.

Vesting

Participants are immediately 100% vested in their voluntary contributions and actual earnings thereon. Effective January 1, 1996, the Plan changed its vesting period for Company contributions from six months of credited service to immediate. Prior to this change, forfeited nonvested accounts are used to reduce future employer contributions.

Payment of benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or a participant may elect to receive installments over a period not to exceed 20 years.

Individual participant loans

Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding and they are treated as directed investments by the borrower with respect to his or her account.
The Company's Employee Benefit Committee establishes the interest rate for borrowings based on commercial rates for similar loans. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence. During the Plan year ended December 31, 1995, $2,384,161 in loans were disbursed and principal repayments of $1,754,957 were made.

Plan termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions and/or to terminate the Plan at any time. Upon termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order priority set forth in Section 4044 of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty
Corporation.

The Plan's holdings of Frontier Corporation common stock and three Putnam Investment, Inc., registered investment company funds are party-in-interest investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

The financial statements have been prepared on the accrual basis of accounting.

Contributions and benefits paid

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits to participants are recorded by the Plan when a request for disbursement is received from the employee.

The Plan's distributions are paid in cash. Purchases and sales of securities are recorded on the trade date.

Administrative expenses

Expenses associated with the Plan are paid by the Company.

Valuation of investment assets

The Plan's interest in registered investment companies and employer securities is stated at fair value, measured by the quoted market price. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income. Contract value approximates fair market value at December 31, 1995 and 1994.

NOTE 3 - PARTICIPANT ACCOUNTS

As of December 31, 1995 and 1994, the Plan held 1,569,917 and 1,377,704 shares of Frontier Corporation common stock at a fair value market value for $47,097,500 and $29,103,993, respectively. Of these shares, 127,681 were contributed by the Company during the Plan year ended December 31, 1995, as the Company's matching contribution. During the Plan year ended December 31, 1995,
20,782 shares of Frontier Corporation common stock were distributed to participants.

NOTE 4 - FEDERAL INCOME TAX STATUS

The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan as amended through February 2, 1995 stating that the Plan, as designed, is a qualified plan in accordance with Section 401(a) of the Internal Revenue Code and its corresponding trust is exempt from taxation under Section 501(a) of the Code. The Plan Administrator believes the Plan is being operated as designed and, therefore, maintains its tax-qualified status.

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
Schedule of Assets Held for Investments                          Schedule I
- ------------------------------------------------------------------------------
                                                                     Current
                                            Number                   value at
                                              of                   December 31,
Description/Issuer                          shares     Cost            1995

Cash                                                $  279,621     $   279,621
                                                    ----------     -----------
Interests in Registered Investment Companies:
 *   Putnam Income Fund                   1,444,018   9,523,772     10,440,252
 *   Putnam Global Growth Fund            1,034,213   9,924,546     10,331,789
 *   Putnam Voyager Fund                  1,276,342  16,741,553     19,464,217
  Laurel S & P 500 Index Fund               834,257  10,080,423     11,579,483
                                                     ----------     ----------
     Total interests in registered
     investment companies                            46,270,294     51,815,741
                                                     ----------     ----------
Common Stock:
 *   Frontier Corporation                 1,569,917  34,112,009     47,097,500
                                                     ----------     ----------
     Total common stock                              34,112,009     47,097,500
                                                     ----------     ----------
Participant Loans:
 Participant loan accounts
  (average rate 8.75%)                                4,845,436      4,845,436
                                                     ----------     ----------
Other                                                    52,102         52,102
                                                     ----------     ----------
Guaranteed Investment Contracts:
 Principal Mutual Life Insurance Company
  (7.05% and 7.70% mature June 1998)                  4,924,240      4,924,240
 New York Life Insurance Company
  (5.52% matures June 1998)                           6,073,385      6,073,385
 Prudential Insurance Company
  (7.08% matures June 1999)                           6,502,977      6,502,977
 John Hancock Mutual Life Insurance Company
  (5.93%, 5.58% and 7.00% mature June 1998,
   June 2000 and December 2001)                       8,804,135      8,804,135
 Metropolitan Life Insurance Company
  (5.16% and 7.10% mature October 1997
   and December 1997)                                 4,093,332      4,093,332
 CNA Life Insurance Company
  (7.54% matures June 1998)                           1,830,665      1,830,665
 Peoples Security Life Insurance Company
  (7.77% and 6.08% mature June 1997 and June 1999)    4,753,057      4,753,057
 Allstate Life Insurance Company
  (6.25% and 6.00% mature July 2000 and July 2001)    2,487,474      2,487,474
                                                     ----------     ----------
     Total guaranteed investment contracts           39,469,265     39,469,265
                                                     ----------     ----------
Total investments                                  $125,028,727   $143,559,665
                                                   ============   ============
*  Denotes party-in-interest

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
Schedule of Reportable Transactions
SCHEDULE II

                                                                                   Expense              Current value
                                        Number                                     incurred              of asset on
Identity of        Description            of       Purchase    Selling    Lease      with     Cost of    transaction
party involved      of asset         transactions    price      price     rental  transaction  asset         date
Series of Transactions:

Putnam Voyager  Registered Investments   389      $6,879,498      N/A       N/A       N/A    $6,879,498    $6,879,498
Fund

Stable Value    Guaranteed Investment    409       7,960,887      N/A       N/A       N/A     7,960,887     7,960,887
Fund            Contracts

Stable Value    Guaranteed Investment    418           N/A    $10,449,496   N/A       N/A    10,449,496    10,449,496
Fund            Contracts

Frontier        Common Stock             275       9,229,254       N/A      N/A       N/A     9,229,254     9,229,254
Corporation
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                            SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            FRONTIER CORPORATION EMPLOYEES
                            RETIREMENT SAVINGS PLAN

                                /s/ Louis L. Massaro
Date:  June 14, 1996        By: _________________________________
                                Louis L. Massaro,
                                Executive Vice President, Chief
                                Financial Officer and Chief
                                Administrative Officer